Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818 Website: www.lukeenergy.com

For Immediate Release
Wednesday, March 9, 2005

PRESS RELEASE
LUKE ENERGY - YEAR 2004 RESULTS

Calgary, Alberta - LUKE ENERGY LTD. announces its financial and operating results for the year ended December 31, 2004

Financial Highlights - Year over Year comparison

•	Oil and gas revenue increased 524% to $10.7 million from $1.7 million.

•	Cash flow increased 280% to $5.2 million ($0.15 per share) from $1.4 million ($0.05 per share).

•	Earnings increased 198% to $1.1 million ($0.03 per share) from $370,000 ($0.01 per share).

Operating Highlights - Year over Year comparison

•
Average daily production rose 400% to 760 boepd (90% gas) from 152 boepd (58% oil) as a result of successful gas drilling at Marten Creek. Exit production in 2004 rose 680% to 1,100 boepd (93% gas) from 141 boepd because of higher gas production at Marten Creek.

•
Proved oil and gas reserves grew 532% to 2.76 million boe (90% gas) from 436,000 boe (61% oil) primarily as a result of successful gas drilling at Marten Creek and Bernadet. Proved plus probable oil and gas reserves increased 478% to 3.8 million boe (91% gas) from 658,000 boe (54% gas). Luke Energy’s reserves were evaluated by Gilbert Laustsen Jung Associates Ltd.

•	Finding and development costs for proved reserves were $10.60 per boe. For proved plus probable reserves the finding costs were an attractive $7.97 per boe.

•	The Company’s reserve life index was 6.9 years for proved reserves and 9.5 years for proved plus probable reserves.

•	Luke Energy replaced 935% of 2004 production on a proved basis and 1,231% on a proved plus probable basis.

•	The Company drilled 15 gross wells (13.5 net) resulting in 11 gas wells and four dry holes for a success rate of 73%.

•	Luke Energy’s undeveloped land holdings doubled to 33,319 net acres from 16,600 net acres.

Outlook

Luke Energy has just completed a 100% owned 24 well drilling program at Marten Creek which resulted in 18 gas successes. The Company is on target to increase its Marten Creek production to 12 MMcfpd (2,000 boepd) of gas in Q2 of 2005. The Company plans to commission a new reserve report this summer which will incorporate the new wells.

Capital expenditures in 2005 are forecasted to be $46 million, comprised of: drilling - $25 million (40 wells); facilities and pipelines - $8.5 million; land - $7.5 million; and seismic - $5 million.

The Company projects 2005 cash flow of approximately $13 million ($0.35 per share) and earnings of $3.3 million ($0.09 per share).

Luke Energy is an emerging oil and gas company based in Calgary and operating in western Canada. The Company’s growth strategy is to grow through a combination of internally generated drilling opportunities and strategic acquisitions. Luke Energy is listed on the Toronto Stock Exchange under the symbol LKE.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contacts:
Harold V. Pedersen, President & CEO or
Carrie McLauchlin, Vice President, Finance & CFO
Phone: (403) 261-4811
Website: www.lukeenergy.com

Operating and Financial Highlights

(000’s except per share numbers)	Year Ended		Three Months
	Dec. 31		Ended Dec. 31
	2004	2003	2004	2003
Production
Oil - bopd	76	88	61	88
Gas - Mcfpd	4,103	380	5,913	296
Total - boepd (6 Mcf = 1 bbl)	760	152	1,047	137
Product prices
Oil - $ per bbl	$47.77	$35.08	$51.64	$33.88
Gas - $ per Mcf	$6.25	$6.47	$6.11	$5.57
Gross production revenue	$10,706	$1,716	$3,618	$426
Cash flow	5,222	1,375	1,893	248
per share (basic and diluted)	0.15	0.05	0.05	0.01
Earnings	1,100	370	479	(80)
per share (basic and diluted)	0.03	0.01	0.01	(0.00)
Capital expenditures:
Exploration & development	26,111	4,835	7,822	2,383
Acquisitions	2,707	-	1,199	-
Working capital	17,209	35,026	17,209	35,026
Shareholders’ equity	$50,501	$42,815	$50,501	$42,815
Average shares outstanding	35,205	29,759	36,204	34,829
Shares outstanding	36,998	34,829	36,998	34,829

Oil and Gas Reserves (evaluated by GLJ)

December 31, 2004				Present Worth
	OIL	GAS	BOE	($ millions)
	Mbbl	MMcf	Mboe	0%	10%
Proved Reserves
Producing	261	8,922	1,748	$36.4	$26.2
Non-producing	14	5,202	881	17.5	11.3
Undeveloped	3	743	127	2.6	1.7
Total Proved	278	14,867	2,756	$56.5	$39.2
Probable	46	5,988	1,044	21.0	11.7
Total Proved + Probable	324	20,855	3,800	$77.5	$50.9

Land Value at December 31, 2004 - $7.87 million evaluated by Seaton-Jordan & Associates Ltd.